# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: People Incorporated, CIK 0001800227
CUSIP: 44891N208
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 555 West 18th Street, New York, New York (NY), 10011
Date of event which requires filing of this statement: 09/25/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001799787
Persons authorized to receive notices and communications: Matthew P. O'Connor, 200 Clarendon Street, 59th Floor, Boston, Massachusetts (MA), 02116, (617) 850-7500

## Reporting persons
- HighSage Ventures LLC (CIK 0001799787): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,562,068; sole dispositive power 0; shared dispositive power 4,562,068; aggregate amount beneficially owned 4,562,068 (6.6% of the class)
  Comment: The percentage of Common Stock (as defined herein) reported beneficially owned by the Reporting Person is based on 68,674,426 shares of Common Stock outstanding as of July 31, 2026, as reported in People Incorporated's (the "Issuer") quarterly report on Form 10-Q for the period ended June 30, 2026, filed with the Securities and Exchange Commission (the "Commission") on August 3, 2026.
- Jennifer Stier: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,394,779; sole dispositive power 0; shared dispositive power 5,394,779; aggregate amount beneficially owned 5,394,779 (7.9% of the class)
  Comment: The percentage of Common Stock reported beneficially owned by the Reporting Person is based on 68,674,426 shares of Common Stock outstanding as of July 31, 2026, as reported in the Issuer's quarterly report on Form 10-Q for the period ended June 30, 2026, filed with the Commission on August 3, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: People Incorporated
Address of issuer's principal executive offices: 555 West 18th Street, New York, New York (NY), 10011

## Item 2. Identity and Background
Name of person filing: This Statement is filed on behalf of HighSage Ventures LLC, a Delaware limited liability company, and Jennifer Stier, a citizen of the United States ("Ms. Stier," and together with HighSage Ventures LLC, the "Reporting Persons"). The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 99.1.
Residence or business address: The principal business address of each Reporting Person is 200 Clarendon Street, 59th Floor, Boston, MA 02116.
Present principal occupation or employment:
The principal business of each Reporting Person is to manage certain limited liability companies that directly hold the shares of Common Stock, par value $0.0001 ("Common Stock"), reported herein. Ms. Stier is also the Manager of HighSage Ventures LLC.

The executive officers of HighSage Ventures LLC are Ms. Stier (President), Owen Wurzbacher (Chief Investment Officer), Shawn Campbell (Chief Financial Officer), Matthew P. O'Connor (Chief Legal Officer), Charmaine Wan (Chief Tax Officer), and John O'Connor (Chief Technology Officer). Each of the foregoing executive officers are citizens of the United States and have a principal business address of 200 Clarendon Street, 59th Floor, Boston, MA 02116.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and none of the executive officers of HighSage Ventures LLC, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and none of the executive officers of HighSage Ventures LLC, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(a) of this Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate cost of the shares of Common Stock reported herein is approximately $226,203,538. The shares of Common Stock were purchased with the working capital and normal-course financing proceeds of various limited liability companies managed by the Reporting Persons. The Reporting Persons may effect purchases of the shares of Common Stock through margin accounts maintained for the limited liability companies with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons initially acquired the shares of Common Stock reported herein for investment purposes. Consistent with their investment intent, the Reporting Persons regularly review their investment in the Issuer. In connection therewith, on September 25, 2026, after reviewing the Issuer's announcement that it had withdrawn its proposal (the "Withdrawn Proposal") to acquire MGM Resorts International ("MGM") and subsequent press publications regarding a potential bid by MGM to acquire the Issuer (the "Proposed Bid"), the Reporting Persons began drafting a letter supporting the Proposed Bid. Towards that end, on September 29, 2026, HighSage Ventures LLC delivered a letter (the "Letter") to Mr. Barry Diller, Chairman of the Board and Senior Executive of the Issuer, and Mr. Paul Salem, Chairman of the Board of MGM, expressing support for the Proposed Bid. The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, a copy of which is attached hereto as an exhibit to this Schedule 13D and is incorporated herein by reference.

In connection with the Letter, the Proposed Bid, and the Reporting Persons' regular review of their investment in the Issuer, the Reporting Persons may engage in communications with, among others, (i) members of management, members of the board of directors, employees, and/or other shareholders of the Issuer, (ii) members of management, members of the board of directors, employees, and/or other shareholders of MGM, (iii) advisors, or (iv) other persons, in each case regarding, among other things, the Withdrawn Proposal, the Proposed Bid (and any amendments thereto or subsequent iterations thereof), and/or other matters concerning or related to the Issuer.

The Reporting Persons expect to continue to review from time to time their investment in the Issuer and, as such, reserve the right, depending on the market and other conditions, to purchase additional shares of Common Stock, dispose of some or all of their current holdings in the Issuer, and/or engage in such other activities as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Any action that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on such factors as are deemed relevant by the Reporting Persons in their sole discretion.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, HighSage Ventures LLC may be deemed to beneficially own 4,562,068 shares of Common Stock, or approximately 6.6% of the shares of Common Stock outstanding.

As of the date hereof, Ms. Stier may be deemed to beneficially own 5,394,779 shares of Common Stock, or approximately 7.9% of the shares of Common Stock outstanding.

The percentages set forth herein are based on 68,674,426 shares of Common Stock outstanding as of July 31, 2026, as reported in the Issuer's quarterly report on Form 10-Q for the period ended June 30, 2026, filed with the Commission on August 3, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to share the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the 4,562,068 shares of Common Stock beneficially owned by HighSage Ventures LLC with the limited liability companies that directly hold such shares that are managed by HighSage Ventures LLC. Ms. Stier may be deemed to share the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the 5,394,779 shares of Common Stock beneficially owned by Ms. Stier with HighSage Ventures LLC and the limited liability companies that directly hold such shares that she and/or HighSage Ventures LLC manages.
Transactions in the class effected during the past sixty days: Not Applicable.
Other persons with the right to receive dividends or sale proceeds: Each of the Reporting Persons and the limited liability companies that the Reporting Persons manage have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Item 2 and Item 4 of this Schedule 13D are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

Exhibit 99.1 Joint Filing Agreement, dated September 29, 2026

Exhibit 99.2 Letter, dated September 29, 2026

## Signatures
- HighSage Ventures LLC: /s/ Matthew P. O'Connor, Matthew P. O'Connor, Chief Legal Officer (09/29/2026)
- Jennifer Stier: /s/ Jennifer Stier, Jennifer Stier (09/29/2026)